Exhibit 21.1

Subsidiaries of Living 3D Holdings, Inc.

1.           Living 3D Holdings Ltd., a British Virgin Islands corporation ("L3D-BVI").

2.	Living 3D (Hong Kong) Limited, a Hong Kong corporation, wholly-owned by L3D-BVI.

3.	Columbia College Hollywood International Limited, a British Virgin Islands corporation wholly-owned by L3D-BVI.

4.	Living 3D Technology Group Limited, a British Virgin Islands corporation wholly-owned by L3D-BVI.